UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20546

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-39693

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Triterras, Inc.
(Name of registrant)

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9 Raffles Place, #23-04 Republic Plaza
Singapore 048619
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2020

Triterras, Inc.

By:	/s/ Srinivas Koneru
Name: Srinivas Koneru Title: Director, Executive Chairman and Chief Executive Officer

Exhibit No.	Description
99.1	Transcript: B. Riley Securities' 2021 Virtual Vision Day, dated January 28, 2021.

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